INDEX TO ILLUSTRATIVE FINANCIAL INFORMATION

Illustrative Historical Consolidated Financial Information as at December 31, 2017 and for the three years ended December 31, 2017 in US-Dollar

Consolidated income statements of Orion Engineered Carbons S.A. for the three years ended December 31, 2017	F-2

Consolidated statements of comprehensive income of Orion Engineered Carbons S.A. for the three years ended December 31, 2017	F-3

Consolidated statements of financial position of Orion Engineered Carbons S.A. as at December 31, 2017 and 2016	F-4

Consolidated statements of cash flows of Orion Engineered Carbons S.A. for the three years ended December 31, 2017	F-5

Consolidated statements of changes in equity of Orion Engineered Carbons S.A. for the three years ended December 31, 2017	F-6

Notes to the consolidated financial statements of Orion Engineered Carbons S.A., as at December 31, 2017 and 2016 and for the three years ended December 31, 2017	F-7

Consolidated income statements of Orion Engineered Carbons S.A.
for the three years ended December 31, 2017 - unaudited

		2017	2016	2015

	Note	In USD k	In USD k	In USD k

Revenue	(6.1)	1,328,297	1,139,291	1,234,472
Cost of sales		(950,701)	(764,856)	(879,401)
Gross profit		377,596	374,435	355,071

Selling expenses		(129,959)	(126,667)	(119,921)
Research and development costs		(18,159)	(16,069)	(14,837)
General and administrative expenses		(77,534)	(75,790)	(68,836)
Other operating income	(6.2)	5,000	6,289	8,257
Other operating expenses	(6.3)	(12,581)	(15,336)	(23,923)
Restructuring expenses	(6.4)	(5,210)	(31,304)	—
Operating result (EBIT)		139,153	115,558	135,811
Finance income	(6.5)	44,287	27,833	19,768
Finance costs	(6.5)	(85,655)	(69,167)	(81,867)
Share of profit or loss of joint ventures		547	462	547
Financial result		(40,821)	(40,872)	(61,552)
Profit before income taxes		98,332	74,686	74,259
Income taxes	(6.6)	(23,070)	(25,453)	(26,204)
Profit for the period		75,262	49,233	48,055

Earnings per share (USD per share), basic	(6.9)	1.27	0.83	0.81
Weighted average shares, basic (in thousand of shares)		59,320	59,353	59,635
Earnings per share (USD per share), diluted		1.24	0.82	0.80
Weighted average shares, diluted (in thousand of shares)		60,674	60,154	59,830

Consolidated statement of comprehensive income of Orion Engineered Carbons S.A.
for the three years ended December 31, 2017 - unaudited

	Note	2017	2016	2015

		In USD k	In USD k	In USD k

Profit for the period		75,262	49,233	48,055

Exchange differences on translation of foreign operations
Change in unrealized gains/(losses)		(4,477)	4,448	(8,229)
Income tax effects		(1,072)	1,692	(382)
		(5,549)	6,140	(8,611)

Unrealized net gains/(losses) on hedges of a net investment in a foreign operation
Change in unrealized gains/(losses)		21,527	(5,130)	(18,591)
Income tax effects		(6,958)	1,489	6,177
		14,569	(3,641)	(12,414)

Unrealized net gains/(losses) on cash flow hedges
Change in unrealized gains/(losses)		(2,068)	1,017	—
Income tax effects		961	(224)	—
		(1,107)	793	—

Net other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods		7,913	3,292	(21,025)

Actuarial gains/(losses) on defined benefit plans
Change in unrealized gains/(losses)	(7.8)	(3,581)	(10,489)	4,755
Income tax effects		1,389	3,560	(1,498)
		(2,192)	(6,929)	3,257

Net other comprehensive income (loss) not to be reclassified to profit or loss in subsequent periods		(2,192)	(6,929)	3,257

Other comprehensive income (loss), net of tax		5,721	(3,637)	(17,768)

Total comprehensive income, net of tax all attributable to equity holders of the parent		80,983	45,596	30,287

Consolidated statements of financial position of Orion Engineered Carbons S.A.
as at December 31, 2017 and 2016 - unaudited

		December 31, 2017	December 31, 2016
A S S E T S
	Note	In USD k	In USD k
Non‑current assets
Goodwill	(7.1)	58,180	51,136
Other intangible assets	(7.1)	70,722	82,203
Property, plant and equipment	(7.2)	462,129	408,703
Investment in joint ventures		5,585	4,909
Other financial assets	(7.3)	3,564	2,296
Other assets	(7.5)	3,883	3,013
Deferred tax assets	(7.11)	43,546	64,252
		647,609	616,512
Current assets
Inventories	(7.4)	159,334	120,537
Trade receivables	(7.3)	234,273	200,809
Other financial assets	(7.3)	3,890	5,549
Other assets	(7.5)	35,038	23,174
Income tax receivables	(7.11)	16,377	8,121
Cash and cash equivalents	(7.6)	72,284	77,906
		521,196	436,096
		1,168,805	1,052,608

		December 31, 2017	December 31, 2016
E Q U I T Y A N D L I A B I L I T I E S
	Note	In USD k	In USD k
Equity
Subscribed capital	(7.7)	83,770	83,770
Treasury shares	(7.7)	(3,773)	(3,773)
Reserves	(7.7)	(55,403)	(73,487)
Profit for the period	(7.7)	75,262	49,233
		99,856	55,743
Non-current liabilities
Pension provisions	(7.8)	65,390	57,697
Other provisions	(7.9)	13,344	14,490
Financial liabilities	(7.10)	680,699	646,858
Other liabilities		6	448
Deferred tax liabilities	(7.11)	25,121	46,968
		784,560	766,461
Current liabilities
Other provisions	(7.9)	59,471	63,305
Trade payables	(7.10)	169,624	129,563
Other financial liabilities	(7.10)	7,013	5,760
Income tax liabilities	(7.11)	15,539	17,666
Other liabilities		32,742	14,110
		284,389	230,404
		1,168,805	1,052,608

Consolidated statements of cash flows of Orion Engineered Carbons S.A.
for the three years ended December 31, 2017 - unaudited

		2017	2016	2015
	Note	In USD k	In USD k	In USD k

Profit for the period		75,262	49,233	48,055
Income taxes	(6.6)	23,070	25,453	26,204
Profit before income taxes		98,332	74,686	74,259
Depreciation and impairment of property, plant and equipment and amortization of intangible assets	(7.1) (7.2)	97,074	98,401	80,868
Other non-cash expenses		10,589	3,267	178
(Increase)/decrease in trade receivables		(15,885)	(15,811)	51,583
(Increase)/decrease in inventories		(25,632)	(9,328)	30,007
Increase/(decrease) in trade payables		17,545	32,464	(33,160)
Increase/(decrease) in provisions		(14,376)	18,490	(9,482)
Increase/(decrease) in other assets and liabilities that cannot be allocated to investing or financing activities		3,823	(4,552)	(7,826)
Finance income	(6.5)	(44,287)	(27,833)	(19,768)
Finance costs	(6.5)	85,655	69,167	81,867
Cash paid for income taxes		(39,549)	(19,652)	(11,292)
Cash flows from operating activities		173,289	219,299	237,234
Cash paid for the acquisition of intangible assets and property, plant and equipment		(90,282)	(70,864)	(57,190)
Cash flows to acquire entities less cash acquired	(3)	—	2,360	(25,809)
Cash flows from investing activities		(90,282)	(68,504)	(82,999)
Share buyback		—	(3,773)	—
Proceeds from borrowings, net of transaction costs		11,890	—	—
Repayments of non-current financial liabilities		(28,866)	(51,821)	(62,295)
Cash inflows related to current financial liabilities		11,652	—	(5,727)
Cash outflows related to current financial liabilities		(12,141)	—	—
Interest and similar expenses paid		(42,601)	(47,179)	(45,739)
Interest and similar income received		11,369	3,294	958
Dividends paid to shareholders		(45,705)	(44,131)	(44,291)
Cash flows from financing activities		(94,402)	(143,610)	(157,094)

Change in cash		(11,395)	7,185	(2,859)
Change in cash resulting from exchange rate differences		5,773	(329)	(11,738)
Cash and cash equivalents at the beginning of the period		77,906	71,050	85,647
Cash and cash equivalents at the end of the period		72,284	77,906	71,050

Consolidated statements of changes in equity of Orion Engineered Carbons S.A.
for the three years ended December 31, 2017 - unaudited

In USD k		Subscribed capital		Treasury Shares	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for hedges of a net investment in foreign operation	Reserve for actuarial gains (losses) on defined benefit plans	Retained earnings	Total equity
		Number of common shares	Amount
Note			(7.7)	(7.7)	(7.7)				(7.8)

2015	As at January 1, 2015	59,635,126	83,770	—	222,863	6,708	—	—	(17,334)	(228,910)	67,097
	Profit for the period	—	—	—	—	—	—	—	—	48,055	48,055
	Other comprehensive income, net of tax	—	—	—	—	(8,611)	—	(12,414)	3,257	—	(17,768)
	Total comprehensive income, net of tax	—	—	—	—	(8,611)	—	(12,414)	3,257	48,055	30,287
	Dividends paid	—	—	—	(44,291)	—	—	—	—	—	(44,291)
	Share based payments	—	—	—	1,000	—	—	—	—	—	1,000
	As at December 31, 2015	59,635,126	83,770	—	179,572	(1,903)	—	(12,414)	(14,077)	(180,855)	54,093

	As at January 1, 2016	59,635,126	83,770	—	179,572	(1,903)	—	(12,414)	(14,077)	(180,855)	54,093
2016	Profit for the period	—	—	—	—	—	—	—	—	49,233	49,233
	Other comprehensive income, net of tax	—	—	—	—	6,140	793	(3,641)	(6,929)	—	(3,637)
	Total comprehensive income, net of tax	—	—	—	—	6,140	793	(3,641)	(6,929)	49,233	45,596
	Dividends paid	—	—	—	(44,131)	—	—	—	—	—	(44,131)
	Share Buyback	(314,912)	—	(3,773)	—	—	—	—	—	—	(3,773)
	Share based payments	—	—	—	3,958	—	—	—	—	—	3,958
	As at December 31, 2016	59,320,214	83,770	(3,773)	139,399	4,237	793	(16,055)	(21,006)	(131,622)	55,743

2017	As at January 1, 2017	59,320,214	83,770	(3,773)	139,399	4,237	793	(16,055)	(21,006)	(131,622)	55,743
	Profit for the period	—	—		—	—	—	—	—	75,262	75,262
	Other comprehensive income, net of tax	—	—		—	(5,549)	(1,107)	14,569	(2,192)	—	5,721
	Total comprehensive income, net of tax	—	—		—	(5,549)	(1,107)	14,569	(2,192)	75,262	80,983
	Dividends paid				(45,705)	—	—	—	—	—	(45,705)
	Share based payments	—	—	—	8,835	—	—	—	—	—	8,835
	As at December 31, 2017	59,320,214	83,770	(3,773)	102,529	(1,312)	(314)	(1,486)	(23,198)	(56,360)	99,856

Notes to the unaudited consolidated financial information of Orion Engineered Carbons S.A. as at December 31, 2017 and 2016 and for the three years ended December 31, 2017

		page F-
(1)	Organization and principal activities	8

(2)	Basis of preparation of the financial statements	9

(2.1)	Basis of consolidation	9

(2.2)	Currency translation	9

(3)	Assumptions, the use of judgment and accounting estimates	10

(4)	List of shareholdings	11

(5)	Operating segments	12

(6)	Notes to income statement	14

(6.1)	Revenue	14

(6.2)	Other operating income	15

(6.3)	Other operating expenses	15

(6.4)	Restructuring expenses	16

(6.5)	Finance income and costs	16

(6.6)	Income taxes	17

(6.7)	Additional income statement information	18

(6.8)	Share based payments	18

(6.9)	Earnings per share	19

(7)	Notes to the statement of financial position	20

(7.1)	Goodwill and other intangible assets	20

(7.2)	Property, plant and equipment	22

(7.3)	Trade receivables, other financial assets	24

(7.4)	Inventories	25

(7.5)	Other assets	26

(7.6)	Cash and cash equivalents	26

(7.7)	Equity	26

(7.8)	Pension provisions and post-retirement benefits	28

(7.9)	Other provisions	31

(7.10)	Trade payables, other financial liabilities	32

(7.11)	Deferred and current taxes	35

(8)	Notes to the statement of cash flows	36

(1)    Organization and principal activities
Orion Engineered Carbons S.A. (“Orion”) is entered in the commercial register of Luxembourg under no. B160558; the Company’s registered office is in Luxembourg; its business address is 6, Route de Trèves, L-2633 Senningerberg (Municipality of Niederanven), Grand Duchy of Luxembourg. Orion was incorporated on April 13, 2011.
Orion’s unaudited consolidated financial information comprise Orion and its subsidiaries (the “Orion Group”, or the “Group” or the “Company”). The parent’s fiscal year is the same as that of the Orion Group, comprising the period from January 1 to December 31, 2017.
Orion Group is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).
Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.
The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.
As at December 31, 2017, the Orion Group operates 13 wholly owned production facilities in Europe, North and South America, Asia and South Africa and three sales companies. Another ten holding companies and two service companies, as well as two former operating entities in Portugal and France (currently in dissolution), are consolidated in the Orion Group. Additionally, the Group operates a joint venture with one production facility in Germany.
The Group’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the United States, Brazil, South Korea and Germany and China.
Due to the change in the Group's reporting currency effective as of January 1, 2018 these unaudited consolidated financial information are prepared in US-Dollars, the new presentation currency of the Group. Except where stated otherwise, all figures are presented in thousands of US-Dollars (USD k). This unaudited consolidated financial information is derived from extracts from our previously reported audited consolidated financial statements which were prepared in Euro and were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This US-Dollar financial information has been prepared for illustrative purposes only, and is intended to provide additional information with respect to historical financial information as if it had been reported in US-Dollars as of the respective dates, or for the respective periods, indicated herein. The information included in this US-Dollar financial information is current as of the date as if it had been included in the Group's Annual Report on form 20-F for the year ended December 31, 2017, filed with the SEC on February 22, 2018. Due to rounding, numbers presented throughout the tables and these notes may not add up precisely to the totals presented and percentages may not precisely reflect the absolute figures.

(2)	Basis of preparation of the financial information
    The purpose of this historical financial information is solely for illustrative purposes. This financial information was not prepared in US-Dollar originally. Therefore the amounts quoted herein should not be construed to replace or supersede the actual historic consolidated financial statements which were prepared in Euro and were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and filed with the SEC on February 22, 2018 on Form 20‑F which remain effective in its entirety. For further information regarding the basis of preparation, new accounting standards, basis of consolidation and significant accounting policies of our historic audited consolidated financial statements in Euro and in accordance with IFRS, reference is made to the notes to the consolidated financial statements as included in the Group’s 2017 Annual Report on Form 20-F. The historical financial information included in this document should not be read in isolation and no undue reliance should be placed on this illustrative unaudited financial information.
(2.1)    Basis of consolidation
All subsidiaries indirectly or directly controlled by Orion are consolidated. Entities are consolidated from the date the Orion Group obtains control, which generally is the acquisition date, and are deconsolidated when control is lost.
Control is achieved when the Orion Group is exposed, or has the right, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The Orion Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of these three elements of control.
The Orion Group consolidated financial statements are prepared in accordance with uniform accounting policies. Income and expenses, intercompany profits and losses, and receivables and liabilities between consolidated subsidiaries are eliminated.
Changes in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. See note (4) List of shareholdings for the list of subsidiaries consolidated as part of the Orion Group.
(2.2)    Currency translation
Foreign currency transactions are measured at the exchange rate at the date of initial recognition. Any gains or losses resulting from the valuation of foreign currency monetary assets and liabilities using the currency exchange rates as at the reporting date are recognized in other operating income or other operating expenses. Currency exchange differences relating to financing activities are part of the financial result.
The functional currency method is used to translate the financial statements of foreign entities. The assets and liabilities of foreign operations with functional currencies different from the presentation currency US-Dollar are translated using closing rates as at the reporting date. Income and expense items are translated at average exchange rates for the respective period. The translation of equity is performed using historical exchange rates. The overall foreign currency impact from translating the statement of financial position and income statement of all the foreign entities is recognized in other comprehensive income.

The following table shows the annual average and closing exchange rates for the Group's presentation currency US Dollar against the principal functional currencies used within the Group:

USD 1 equivalent to	Annual average exchange rate			Closing rate as at Dec 31,
	2017	2016	2015	2017	2016
Euro (EUR)	0.8852	0.9034	0.8985	0.8338	0.9487
Pound Sterling (GBP)	0.7760	0.7403	0.6545	0.7398	0.8122
Japanese Yen (JPY)	112.1654	108.5882	120.8690	112.5740	117.0667
Swedish Krona (SEK)	8.5290	8.5544	8.3932	8.2080	9.0622
Singapore Dollar (SGD)	1.3799	1.3800	1.3736	1.3361	1.4452
South African Rand (ZAR)	13.3215	14.6937	12.8140	12.3450	13.7150
Polish Zloty (PLN)	3.7683	3.9418	3.7655	3.4829	4.1839
Brazilian Real (BRL)	3.1915	3.4837	3.3266	3.3127	3.2544
South Korean Won (KRW)	1,130.1756	1,160.1568	1,131.8163	1,066.9641	1,204.2121
Chinese Renminbi (CNY)	6.7532	6.6422	6.2827	6.5075	6.9445

(3)	Assumptions, the use of judgment and accounting estimates
The preparation of this illustrative financial information is based on management estimates and assumptions about the future and is current as of the date as if it had been included in the Group's Annual Report on form 20-F for the year ended December 31, 2017, filed with the SEC on February 22, 2018, where more information can be found and to which reference is made.

(4)    List of shareholdings
The following entities are included in the Group consolidated financial statements as subsidiaries or joint ventures at December 31, 2017.

As at December 31, 2017
Shareholding in %
Orion Engineered Carbons S.A., Luxembourg
Controlled entities
Orion Engineered Carbons Holdings GmbH, Frankfurt am Main, Germany	100
Orion Engineered Carbons Bondco GmbH, Frankfurt am Main, Germany	100
Orion Engineered Carbons International GmbH, Frankfurt am Main, Germany	100
Kinove Italian Bidco S.r. l., Ravenna, Italy	100
Orion Engineered Carbons France Holdco SAS, Paris, France	100
Blackstar Engineered Carbons Portugal Holdco, Unipessoal, Lda., Sines, Portugal*	100
Orion Engineered Carbons USA Holdco, LLC, Kingwood, USA	100
Orion Engineered Carbons Korea Co. Ltd., Bupyeong-gu, South Korea	100
Norcarb Engineered Carbons Sweden HoldCo AB, Malmö, Sweden	100
Orion Engineered Carbons S.r.l. Italy, Ravenna, Italy	100
Orion Engineered Carbons S.A.S. France, Ambès, France	100
Carbogal Engineered Carbons S.A. Portugal, Sines, Portugal*	100
Orion Engineered Carbons LLC USA, Kingwood, USA	100
Orion Engineered Carbons Co. Ltd., Bupyeong-gu, South Korea	100
Orion Engineered Carbons sp. z o.o. Poland, Jaslo, Poland	100
Norcarb Engineered Carbons AB Sweden, Malmö, Sweden	100
Orion Engineered Carbons Ltda. Brazil, São Paulo, Brazil	100
Orion Engineered Carbons Proprietary Limited South Africa, Port Elizabeth, South Africa	100
Orion Engineered Carbons GmbH, Frankfurt am Main, Germany	100
Orion Engineered Carbons KK Japan, Tokyo, Japan	100
Orion Engineered Carbons Pte. Ltd., Singapore, Singapore	100
Orion Engineered Carbons Trading Co. Ltd., Shanghai, China	100
Orion Engineered Carbons Material Technology (Shanghai) Co., Ltd., Shanghai, China	100
Orion Engineered Carbons Qingdao Co., Ltd., China	100
CB International Services Company GmbH, Frankfurt am Main, Germany	100
Carbon Black OpCo GmbH, Frankfurt am Main, Germany*	100

Joint ventures
Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co., Dortmund, Germany	54
Deutsche Gasrusswerke Gesellschaft mit beschränkter Haftung, Dortmund, Germany	50
* in liquidation
Although Orion holds 54% of shares as at December 31, 2017 and 2016 in Kommanditgesellschaft Deutsche Gasrusswerke GmbH & Co., Dortmund, Germany (“DGW KG”), the terms and conditions of DGW KG’s articles of association and other bylaws impede Orion from controlling DGW KG. Therefore DGW KG is recognized as a joint venture applying the equity method.

(5)	Operating segments
The Group’s business is organized by product for corporate management purposes and has the following two reportable operating segments for all periods presented: “Rubber” and “Specialties”.
The executive management committee, which is composed of the CEO, CFO and certain other senior management members is the chief operating decision maker in accordance with IFRS 8.7. The executive management committee monitors the operating segments’ results separately in order to facilitate decisions regarding the allocation of resources and determine the segments’ performance. “Adjusted EBITDA” is the management’s measure of the segment result.The executive management committee does not review reportable segment asset or liability information for purposes of assessing performance or allocating resources.
Adjustment items are not allocated to the individual segments as they are managed on a group basis.
Segment reconciliation for the years ended December 31, 2017, 2016 and 2015:

	In USD k			In USD k			In USD k
	2017			2016			2015
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	849,410	478,887	1,328,297	712,271	427,020	1,139,291	811,083	423,389	1,234,472
Cost of sales	(661,246)	(289,455)	(950,701)	(534,430)	(230,426)	(764,856)	(627,405)	(251,996)	(879,401)
Gross profit	188,164	189,432	377,596	177,841	196,594	374,435	183,678	171,393	355,071
Adjusted EBITDA	111,490	145,488	256,978	95,228	151,494	246,722	104,071	127,502	231,573
Adjusted EBITDA Margin	13.1%	30.4%	19.3%	13.4%	35.5%	21.7%	12.8%	30.1%	18.8%
Depreciation amortization and impairment of intangible assets and property, plant and equipment	(59,121)	(37,953)	(97,074)	(66,189)	(32,212)	(98,401)	(49,663)	(31,205)	(80,868)
Share of profit of joint venture	(547)	—	(547)	(462)	—	(462)	(547)	—	(547)
Adjustment items			(20,204)			(32,301)			(14,347)
EBIT			139,153			115,558			135,811

Definition of “adjusted EBITDA”
“EBIT” (operating result) is defined as profit or loss for the period before income taxes and finance income and finance costs. “EBITDA” is defined as EBIT before depreciation, amortization and impairment losses. For management reporting purposes and as defined in the credit agreement governing our term loans “Adjusted EBITDA” is defined as EBITDA adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of joint venture and certain other adjustments. The Company believes that each of these items have less bearing on its performance of the underlying core business.

Adjusted EBITDA is reconciled to profit or (loss) as follows:

Reconciliation of profit or (loss)	In USD k
	2017	2016	2015
Profit for the period	75,262	49,233	48,055
Income taxes	23,070	25,453	26,204
Profit before income taxes	98,332	74,686	74,259
Add back finance costs	85,655	69,167	81,867
Deduction share of profit of joint ventures	(547)	(462)	(547)
Deduction other finance income	(44,287)	(27,833)	(19,768)
Earnings before taxes and finance income/costs (operating result (EBIT))	139,153	115,558	135,811
Add back depreciation, amortization and impairment of intangible assets and property, plant and equipment (4)	97,074	98,401	80,868
EBITDA	236,227	213,959	216,679
Share of profit of joint venture	547	462	547
Restructuring expenses (1)	5,210	19,758	—
Consulting fees related to Group strategy (2)	2,807	2,837	1,622
Long Term Incentive Plan	8,835	3,958	1,000
Other adjustments (3)	3,352	5,748	11,725
Adjusted EBITDA	256,978	246,722	231,573
(1) Restructuring expenses for the period ended December 31, 2017 are related to further actions undertaken to realign our worldwide Rubber footprint in particular in Korea and to a lesser extent in the USA. Restructuring expenses for the period ended December 31, 2016 relate to the strategic realignment of the worldwide Rubber footprint, resulting in a decision to cease production by December 31, 2016 of the plant in Ambès, France. These expenses comprise personnel related costs of USD 6.8 million and demolishing, site remediation and securing as well as accrued other expenses for the cessation of USD 12.9 million.

(2) Consulting fees related to the Group strategy for the period ended December 31, 2017 include external consulting fees relating to the restructuring of our rubber footprint and associated activities of USD 1.4 million, external consulting fees relating to the Acquisition of USD 0.6 million and other external consulting fees for establishing and implementing our operating, tax and organizational strategies including merger and acquisition strategies.

(3) Other adjustments (from items with less bearing on the underlying performance of the Company's core business) in the period ended December 31, 2017 primarily relate to costs associated with our EPA enforcement action of USD 2.4 million, costs to remediate damages incurred by hurricane Harvey of USD 1.4 million and costs associate with the secondary offering of our shares, offset by USD 1.4 million of reimbursements of reassessed real estate transfer taxes. Other adjustments for the period ended December 31, 2016 primarily relate to cost of USD 4.6 million associated with our EPA enforcement action (including accrued expenses for penalties and mitigation projects). Other adjustments in 2015 mainly include USD 5.6 million costs related to address the EPA enforcement action, in particular to evaluate emission-removal technologies and legal advice, USD 2.0 million Sarbanes-Oxley first time implementation costs, USD 2.0 million OECQ post acquisition-related costs and USD 1.7 million reassessed real estate transfer tax related to the 2011 acquisition.

(4) Includes USD 11.6 million impairment of fixed assets at our Ambès, France plant for the period ended December 31, 2016 following the decision to cease production by December 31, 2016.

Geographic information

Revenues	In USD k
	2017	2016	2015
Germany	524,065	440,988	462,124
United States	330,424	302,103	365,932
South Korea	246,551	220,753	260,323
Brazil	80,143	60,994	57,560
China	64,645	45,318	9,095
South Africa	46,844	36,853	48,529
Other	23,129	23,540	22,347
Rest of Europe*	12,496	8,742	8,562
Total	1,328,297	1,139,291	1,234,472
* Only a holding company is located in Luxembourg, accordingly no revenue is generated in the country of domicile.
Revenue generated for the year ended December 31, 2017 from the largest customer in the “Rubber”segment amounted to USD 144,380k. Revenue from the largest customer in the “Rubber” segment for the year ended December 31, 2016 was USD 113,681k and for the year ended December 31, 2015 revenue from the largest two customers in the “Rubber” segment were USD 134,234k and USD 112,861k, respectively. There are no other customers with more than 10% of revenue in the three periods presented.

Goodwill, intangible assets, property, plant and equipment	In USD k
	As at Dec 31,
	2017	2016
Germany	145,837	139,115
Sweden	80,974	71,080
Italy	72,980	64,762
Poland	49,933	42,500
Rest of Europe	4,443	3,500
Subtotal Europe	354,167	320,957
United States	70,530	89,728
South Korea	109,905	75,463
South Africa	32,007	29,182
Brazil	13,661	17,750
China	10,733	8,926
Other	28	36
Total	591,031	542,042
(6)    Notes to income statement
(6.1)    Revenue
Revenue is generated almost entirely from the sales of goods.

(6.2)    Other operating income

	In USD k
	2017	2016	2015
Income from the currency translation of monetary items	75	1	11
Income from the valuation of derivatives	—	18	2,443
Income from the reversal of provisions	1,531	1,259	532
Miscellaneous income	3,394	5,011	5,271
Total	5,000	6,289	8,257
Miscellaneous income for the period ended December 31, 2017 includes USD 1,432k reimbursement of property tax paid.
Miscellaneous income for the period ended December 31, 2016 includes, in particular, proceeds from OECQ-related receivables, which were impaired in 2015 post acquisition, releases of allowances and reimbursements from insurance claims in connection with the Orange (Texas) flooding.
(6.3)    Other operating expenses

	In USD k
	2017	2016	2015
Consulting fees related to Group strategy	2,807	2,837	1,622
Expenses from the currency translation of monetary items	16	893	2,044
Expenses from the valuation of derivatives	—	32	3,428
Impairment loss on trade receivables	1	11	1,745
Loss on Disposal of Assets	305	1,070	—
Miscellaneous expenses	9,452	10,493	15,084
Total	12,581	15,336	23,923

Expenses from the currency translation relate to trade receivables and payables only. Expenses from currency translation on financing items is shown in finance result and are explained in note (6.5) Finance income and costs.

For the year ended December 31, 2017, miscellaneous expenses include costs associated with our EPA enforcement action of USD 2.4 million, costs to remediate damages incurred by hurricane Harvey of USD1.4 million as well as costs associated with our secondary filing of shares.
For the year ended December 31, 2016, miscellaneous expenses mainly include USD 4.6 million costs associated to the EPA enforcement action. For the year ended December 31, 2015, miscellaneous expenses mainly include USD 5.6 million costs related to addressing the EPA enforcement action, USD 2.0 million Sarbanes-Oxley first time implementation costs, and USD 1.7 million reassessed real estate transfer tax related to the 2011 acquisition.

(6.4)    Restructuring expenses
As part of a strategic repositioning of the global Rubber footprint in 2016 a shift of production and capacities from lower margin standard grades towards higher specialized technical rubber products providing higher margins commenced. This strategic realignment of the Rubber segment is an essential transition which requires complementary actions. As a first step the Company's German operating subsidiary terminated with effect as of December 31, 2016, the Contract Manufacturing Agreement then in place between the Company's German operating subsidiary and the Company's French subsidiary, Orion Engineered Carbons SAS ("OEC SAS"), which has a plant in Ambès with a maximum capacity of mostly standard rubber grades of 50 kmt per year. Consequently, the management of OEC SAS concluded consultations with the local Works Council at this facility to implement a restructuring and down staffing with a cessation of production at the site by the end of 2016. Expenses relating to this restructuring activity of USD 31.3 million were recognized in 2016, of which cash relevant costs amounted to USD 17.7 million and non-cash items totaled USD13.6 million. Cash relevant costs primarily composed of personnel related expenses of USD 6.8 million, USD 5.2 million demolition and removal related costs and USD 4.0 million ground remediation costs. The non-cash items mainly composed of impairments of fixed assets of USD 11.5 million. Impairment charges related to the property, plant and equipment of OEC SAS were calculated based on an estimated recoverable amount of zero and are fully charged to the Rubber Carbon Black segment. The recoverable amount was determined based on the expectation that any potential sale would result in minimal proceeds. In 2017 further actions were taken with respect to the repositioning of the global Rubber footprint. In particular the consolidation of the two Korean plants and the overall transfer of production to the Yeosu facility commenced and evaluated certain initiatives in the USA.
(6.5)    Finance income and costs

	In USD k
	2017	2016	2015
Income from exchange differences	43,007	27,092	17,622
Other interest income	824	740	2,146
Income from commodity hedging activities	456	1	—
Finance income	44,287	27,833	19,768
Interest expenses from loans	(22,813)	(32,971)	(40,349)
Amortisation of transaction costs	(4,122)	(4,175)	(5,298)
Expenses from exchange differences	(49,241)	(25,533)	(30,442)
Other interest expenses	(4,298)	(3,261)	(3,699)
Net interest cost from pensions	(1,723)	(1,706)	(1,653)
Interest expenses from the unwinding of discounts on other provisions	(242)	(112)	(100)
Expenses from commodity hedging activities	(438)	—	—
Other finance expenses	(2,778)	(1,409)	(326)
Finance costs	(85,655)	(69,167)	(81,867)
Financial result without share of profit or loss from joint ventures	(41,368)	(41,334)	(62,099)
Expenses for loans include:

	In USD k
	2017	2016	2015
Interest on term loans	(22,813)	(32,971)	(40,349)
Commitment fee for the revolving facility	(1,434)	(1,369)	(1,653)
Total expenses from loans	(24,247)	(34,340)	(42,002)

(6.6)    Income taxes
Income tax expense is as follows:

	In USD k
	2017	2016	2015
Current income taxes	(27,181)	(20,717)	(23,845)
(thereof income taxes attributable to the prior year)	1,962	805	7,318
Deferred taxes	4,111	(4,736)	(2,359)
(thereof on temporary differences)	1,361	(3,674)	8,793
Total net tax expenses from continuing activities	(23,070)	(25,453)	(26,204)
Tax expense recognized directly in equity	(5,680)	6,517	4,297
A corporate income tax rate of 15% was used to calculate the current and deferred taxes for the German entities. A solidarity surcharge of 0.825% (calculated as 5.5% on the corporate income tax rate) and a trade tax rate of 16.18%, for the years ended December 31, 2017, 2016 and 2015 respectively were also taken into account in the calculation. As a result, the overall tax rate for the German entities was 32.00%, for the years ended December 31, 2017, 2016 and 2015 respectively. The current and deferred taxes for the non-German entities were calculated using their respective country-specific tax rates.
The following tax reconciliation shows the difference between the expected income taxes using the German overall tax rate of 32.00% and the effective income taxes in the income statement, for the years ended December 31, 2017, 2016 and 2015, respectively.

	In USD k
	2017	2016	2015
Profit or (loss) before income taxes	98,332	74,686	74,259
Expected income tax expense/(benefit) thereon	31,466	23,899	23,763
Tax rate differential	(2,249)	(5,201)	(4,662)
Change in valuation allowance on deferred tax assets and for movement in tax loss carryforwards without recognition of deferred taxes	(3,689)	1,740	9,775
Change in the tax rate and tax laws	(9,543)	(75)	29
Income taxes for prior years	561	32	501
Tax on non-deductible interest expenses	1,522	1,711	2,287
Taxes on other non-deductible expenses, and non-deductible taxes	6,216	5,144	6,961
Effects of changes in permanent differences	(879)	151	38
Tax effect on tax-free income	(1,033)	(1,263)	(2,846)
Tax effect on profit or loss from investments accounted for using the equity method	–	—	(177)
Other tax effects	698	(685)	(9,464)
Effective income taxes as reported in the income statement expense	23,070	25,453	26,204
Effective tax rate in %	23.46%	34.08%	35.29%
Change in the tax rate and tax laws in an amount of USD 8,820k are related to the effect of the U.S. tax reform reducing the corporate income tax rate from 35% to 21% in the USA. In addition USD 504k were recorded directly through other comprehensive income applying the backward tracing provisions of IAS 12. As a result the net deferred tax liabilities for the US entities are now based on the new tax rate of 21%.

Other tax effects for the year ended December 31, 2015 include a benefit of USD (5,192k) for reversal of accrued interest and currency effects related to an internal debt/equity swap in Brazil that took place in July 2015, but with an effective date for

IFRS as of Jan 1, 2015. Also included is an additional benefit of USD (6,555k) related to the restructuring of Orion Engineered Carbons Ltda., Brazil and subsequent Check-the-Box election to be treated as a disregarded entity for U.S. tax purposes.
(6.7)    Additional income statement information
Personnel expenses were recognized as follows:

	In USD k
	2017	2016	2015
Wages and salaries	128,085	123,561	118,924
Social security costs	12,770	12,750	12,301
Pension expenses	6,374	5,202	6,211
Other personnel expenses	23,690	17,802	13,792
Total	170,919	159,315	151,228
(6.8)     Share-based payments
On July 31, 2015 the Company initiated the first LTIP providing for the grant of PSUs to employees and officers selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”). PSU awards will be earned based on achievement against one or more performance metrics established by the Compensation Committee in respect of a specified performance period. Earned PSUs will range from zero to a specified maximum percentage of a participant’s target award based on the performance of applicable performance metrics, and will also be subject to vesting terms based on continued employment. The first performance period will run from January 1, 2015 through December 31, 2017, with PSUs earned to be based on achievement of EBITDA metrics established by the Compensation Committee and total shareholder return relative to a peer group. Once earned and vested, PSUs will be settled in one share of Company common stock per vested PSU (or, at the Company’s election, cash equal to the fair market value thereof). The first vesting period will run through March 31, 2018 (the “2015 Plan”). All PSUs are granted under, and are subject to the terms and conditions of, the Company’s 2014 Omnibus Incentive Compensation Plan, and do not increase the number of shares previously reserved for issuance under that plan. On August 2, 2016 the Compensation Committee established a consecutive LTIP (the"2016 Plan") having consistent terms as compared to the 2015 Plan. On July 31, 2017 the Compensation Committee established a consecutive LTIP (the "2017 Plan") having consistent terms as compared to the 2015 and 2016 Plan.
The following table provides detail as to expenses recorded within the profit and loss with respect to the LTIP.

	USD k
	2017	2016	2015
Expense arising from equity-settled share based payment transactions (2015 Plan)	2,736	2,370	1,000
Expense arising from equity-settled share based payment transactions (2016 Plan)	4,053	1,588	—
Expense arising from equity-settled share based payment transactions (2017 Plan)	2,046	—	—
Total expenses	8,835	3,958	1,000

The following table illustrates the number of, and movements in, PSUs during the year.

	Number of PSUs
	2017	2016	2015
	Total	Total	Total
Outstanding at January 1,	1,145,238	463,830	—
Granted during the period	474,660	690,279	491,835
Forfeited during the period	(9,004)	(8,871)	(28,005)
Settled during the period	—	—	—
Outstanding at December 31,	1,610,894	1,145,238	463,830
The following table lists the inputs to the model used for calculating the grant date fair value under the 2015 and 2016 Plan:

	2015 Plan	2016 Plan	2017 Plan
Dividend Yield (%)	2.14%	2.23%	1.88%
Expected Volatility OEC (%)	25.16%	32.07%	33.77%
Expected Volatility Peer Group (%)	13.90%	18.12%	17.30%
Correlation	0.5234	0.4952	0.4574
Risk-free interest rate (%)	0.90%	0.76%	1.45%
Model used	Monte Carlo	Monte Carlo	Monte Carlo
Weighted average fair value of PSUs granted in USD	17.41	17.21	24.89
(6.9)     Earnings per share
Basic EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.
Diluted EPS is calculated by dividing the profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares arising from exercising all dilutive ordinary shares.
The following table reflects the income and share data used in the basic and diluted EPS computations:

	2017	2016	2015
Profit for the period - attributable to ordinary equity holders of the parent (in USD k)	75,262	49,233	48,055
Weighted average number of ordinary shares (in thousands of shares)	59,320	59,353	59,635
Basic EPS (in USD per share)	1.27	0.83	0.81
dilutive effect of share based payments (in thousands of shares)	1,354	801	195
Weighted average number of diluted ordinary shares (in thousands of shares)	60,674	60,154	59,830
Diluted EPS (in USD per share)	1.24	0.82	0.80
The weighted average number of shares for 2017 and 2015 were constant over the year. For 2016 the weighted average number of shares was determined by the weighted average number of shares taking into account the weighted average effect of the repurchase of treasury shares. The dilutive effect of the share-based payment transaction is the weighted number of shares considering the grant date and forfeitures during the respective fiscal years.

(7)	Notes to the statement of financial position
(7.1)    Goodwill and other intangible assets
Intangible assets developed as follows:

	In USD k
Cost	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at January 1, 2016	52,815	60,858	70,298	18,726	43,969	246,666
Currency translation	(1,679)	(1,933)	(1,989)	(595)	(445)	(6,641)
Additions	—	—	—	—	2,958	2,958
Disposals	—	—	—	—	(12)	(12)
As at December 31, 2016	51,136	58,925	68,309	18,131	46,470	242,971
As at January 1, 2017	51,136	58,925	68,309	18,131	46,470	242,971
Currency translation	7,044	8,143	8,892	2,497	1,753	28,329
Additions	—	441	—	—	714	1,155
Disposals	—	—	—	—	(75)	(75)
As at December 31, 2017	58,180	67,509	77,201	20,628	48,862	272,380

	In USD k
Amortization	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at January 1, 2016	—	17,921	37,840	5,515	29,363	90,639
Currency translation	—	(766)	(1,554)	(236)	(373)	(2,929)
Amortization Expense	—	4,125	8,043	1,270	8,502	21,940
Impairment Segment Restructruing	—	—	—	—	(7)	(7)
Disposals	—	—	—	—	(12)	(12)
As at December 31, 2016	—	21,280	44,329	6,549	37,473	109,631
As at January 1, 2017	—	21,280	44,329	6,549	37,473	109,631
Currency translation	—	3,191	6,562	982	1,819	12,554
Amortization Expense	—	4,210	7,890	1,296	7,972	21,368
Disposals	—	—	—	—	(75)	(75)
As at December 31, 2017	—	28,681	58,781	8,827	47,189	143,478

	In USD k
Net carrying value	Goodwill	Developed Technology and Patents	Customer Relationships	Trademarks	Other intangible assets	Total
As at December 31, 2016	51,136	37,645	23,981	11,582	8,997	133,340
As at December 31, 2017	58,180	38,828	18,420	11,801	1,673	128,902

Impairment testing of goodwill and intangible assets with indefinite lives
Goodwill acquired through business combinations has been allocated to the two groups of CGUs below for all periods presented, which are also operating and reportable segments for impairment testing:

•	Rubber

•	Specialties
Carrying amount of goodwill allocated to each of the groups of CGUs
Rubber USD 33,037k as at December 31, 2017 (2016: USD 29,037k)
Specialties USD 25,143k as at December 31, 2017 (2016: USD 22,089k)
The Group performs its annual impairment test in the fourth quarter based on September 30 actual results.
A comparison of each group of cash-generating units’ carrying amount with their recoverable amount did not result in impairment.

•	Rubber
The recoverable amount of the Rubber group of CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The post-tax discount rate applied to post-tax cash flow projections is 8.29% (2016: 8.4%) and cash flows beyond the five-year period are extrapolated using a 1.1% growth rate (2016: 1.15%). As a result of this analysis, there was no impairment charged against goodwill in 2017, 2016 or 2015.

•	Specialties
The recoverable amount of the Specialties group of CGUs has been determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The post-tax discount rate applied to the post-tax cash flow projections is 10.17% (2016: 8.47%). The growth rate used to extrapolate the cash flows of the unit beyond the five-year period is 1.1% (2016: 1.15%). As a result of this analysis, there was no impairment charged against goodwill in 2017, 2016 or 2015.
Key assumptions used in value in use calculations
The calculation of value in use for both Rubber and Specialties is most sensitive to the following assumptions:

•	EBITDA

•	Discount rates
EBITDA - the EBITDA applied are based on the projections from financial budgets approved by senior management covering a five-year period.
Discount rates - Discount rates represent the current market assessment of the risks specific to each group of CGUs, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and is derived from its weighted average cost of capital (WACC). The WACC takes into account both debt and equity and other factors derived from a peer group. The beta factors are evaluated annually based on publicly available market data.

Sensitivity to changes in assumptions
With regard to the assessment of the value in use of the groups of CGUs to which goodwill is allocated, management believes that no reasonably possible change in any of the key assumptions would cause the carrying value of the groups of CGUs to materially exceed their recoverable amounts.
Technology and patents (including capitalized development costs), customer relationships, trademarks and other intangible assets mainly include assets with a remaining useful lifetime of 2.5 years (customer relationships with historical cost totaling USD 77,201k) and 9.5 years (know-how, production technologies and patents with historical cost totaling USD 67,509k and trademarks with historical cost totaling USD 20,628k).

(7.2)    Property, plant and equipment
Property, plant and equipment developed as follows:

	In USD k
Cost	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at January 1, 2016	45,808	88,021	467,843	20,229	35,864	657,765
Currency translation	(637)	1,474	(2,795)	(412)	159	(2,211)
Additions	244	1,083	36,544	2,701	23,369	63,941
Disposals	—	(254)	(2,668)	(248)	(609)	(3,779)
Reclassifications	299	(530)	24,480	773	(25,022)	—
As at December 31, 2016	45,714	89,794	523,404	23,043	33,761	715,716
As at January 1, 2017	45,714	89,794	523,404	23,043	33,761	715,716
Currency translation	4,726	7,004	43,901	2,562	3,659	61,852
Additions	7	2,448	64,608	1,881	29,414	98,358
Disposals	(117)	(815)	(9,678)	(2,266)	(202)	(13,078)
Reclassifications	168	695	17,821	1,436	(20,120)	—
As at December 31, 2017	50,498	99,126	640,056	26,656	46,512	862,848

	In USD k
Depreciation	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at January 1, 2016	—	23,979	200,765	12,939	—	237,683
Currency translation	(30)	269	(3,990)	(330)	—	(4,081)
Depreciation expense	—	5,166	56,985	2,779	—	64,930
Impairment Segment Restructuring	500	1,241	9,582	192	23	11,538
Disposals	—	(343)	(2,463)	(250)	—	(3,056)
As at December 31, 2016	470	30,312	260,879	15,330	23	307,014
As at January 1, 2017	470	30,312	260,879	15,330	23	307,014
Currency translation	65	3,016	24,282	1,698	—	29,061
Depreciation expense	—	6,573	66,890	3,394	—	76,857
Reversal of Impairment Segment Restructuring	—	—	(1,151)	—	—	(1,151)
Disposals	—	(399)	(8,409)	(2,255)	—	(11,063)
Reclassifications	—	(3)	23	(20)	—	—
As at December 31, 2017	535	39,499	342,514	18,147	23	400,718

	In USD k
Carrying amount	Land	Land rights and buildings	Plant and machinery	Other equipment, furniture and fixtures	Prepayments and constructions in progress	Total
As at December 31, 2016	45,244	59,482	262,525	7,713	33,739	408,703
As at December 31, 2017	49,963	59,627	297,542	8,509	46,489	462,129

The expected remaining depreciation per useful life range of the existing assets as at December 31, 2017 is as follows:

	In USD k
Depreciation per useful life range	0-5 years	6-10 years	11-20 years	21 years and beyond	Total
Land rights and buildings	24,354	15,507	13,080	6,686	59,627
Plant and machinery	203,742	75,387	18,413	—	297,542
Other equipment, furniture and fixtures	7,265	1,141	103	—	8,509

(7.3)    Trade receivables, other financial assets

	In USD k
	As at Dec 31,
	2017			2016
	Total	Thereof current	Thereof non‑current	Total	Thereof current	Thereof non‑current
Trade receivables	234,273	234,273	—	200,809	200,809	—
Receivables from hedges/ derivatives	3,554	907	2,647	2,979	1,686	1,293
Loans	689	—	689	1,430	625	805
Miscellaneous financial assets	3,211	2,983	228	3,436	3,238	198
Other financial assets	7,454	3,890	3,564	7,845	5,549	2,296
Total	241,727	238,163	3,564	208,654	206,358	2,296
Cash and cash equivalents which are also financial assets are presented under note (7.6) Cash and cash equivalents.
(a)    Trade receivables
The aging of trade receivables is as follows:

	In USD k
	As at Dec 31,
	2017	2016
Impaired receivables, net	5,221	2,632
Gross amount (before impairment losses and allowances)	10,441	10,302
Impairment provision (including allowances)	5,220	7,670
Unimpaired receivables	229,052	198,177
Not due	214,732	183,120
Past due by
Up to 3 months	13,763	14,639
3 to 6 months	473	158
6 to 9 months	44	74
9 to 12 months	5	56
More than 1 year	35	130
Total	234,273	200,809
See below for the movements in the provision for impairment of receivables:

	In USD k
	2017	2016
As at January 1,	7,670	6,330
Addition	4,270	5,075
Utilization	(768)	(31)
Unused amounts reversed	(6,480)	(3,430)
Currency translation	528	(274)
As at December 31,	5,220	7,670
(b)    Receivables from derivatives/hedges
On August 28, 2014, September 2, 2014 and November 10, 2017 the Group acquired interest rate caps to hedge interest rate risk on current term loan financing. These interest rate caps were measured at fair value as at December 31, 2017 of USD

2,647k (prior year: USD 1,077k). In 2017 the Group has entered into commodity derivative agreements to hedge the impact of raw material price fluctuations on cost of sales for specific sales. As of December 31, 2017 commodity derivatives accounted for receivables from derivatives of USD 237k (prior year: USD 1,400k). USD 670k of receivables from derivatives relates to the fair value of current foreign currency derivatives (prior year: USD 286k) and fair value of combined interest rate and foreign currency derivatives. The amounts of USD 670k and USD 237k reflect the current portion, USD 2,647k are non-current.
(c)    Loans
The loans are neither due nor impaired.
(7.4)    Inventories

	In USD k
	As at Dec 31,
	2017	2016
Raw materials, consumables and supplies	64,147	57,653
Work in process	11	36
Finished goods and merchandise	95,176	62,848
Total	159,334	120,537

In the periods ending December 31, 2017, 2016 and 2015 USD 2,714k, USD 4,382k and USD 1,801k, respectively, were recognized as an expense for damaged, obsolete and lost inventories.
In fiscal years 2017 and 2016, impairment losses were recognized on raw materials, consumables and supplies, merchandise and on finished goods. Impairment allowance on inventories as of December 31, 2017 and December 31, 2016 amounted to USD 1,717k and USD 4,436k, respectively, and developed as following:

	In USD k
	2017	2016
As at January 1,	4,436	3,700
currency translation	417	(160)
Addition	1,618	4,621
Utilization	(3,986)	(3,634)
Release	(768)	(92)
As at December 31,	1,717	4,436

(7.5)    Other assets

	In USD k			In USD k
	As at Dec 31,			As at Dec 31,
	2017			2016
	Total	Thereof current	There of non‑current	Total	Thereof current	There of non‑current
Miscellaneous other receivables	33,876	33,632	244	23,058	22,052	1,006
Prepaid expenses	5,045	1,406	3,639	3,129	1,122	2,007
Total	38,921	35,038	3,883	26,187	23,174	3,013
Miscellaneous other receivables in the financial year are mainly related to VAT (USD 17,710k and USD 8,789k as at December 31, 2017 and 2016, respectively), advance payments (USD 5,457k and USD 7,370k as at December 31, 2017 and 2016, respectively) and guarantee deposits (USD 1,661k and USD 1,747k as at December 31, 2017 and 2016, respectively).
Prepaid expenses mainly include other unamortized transaction costs of USD 3,299k and USD 1,499k as at December 31, 2017 and 2016, respectively (of which USD 2,639k and USD 919k, respectively, is non-current) incurred in connection with the revolving credit facility that has not been utilized by the respective reporting dates (see note (7.10)(b) Revolving credit facility for further information on transaction costs in connection with the refinancing on July 25, 2014).
(7.6)    Cash and cash equivalents
The cash and cash equivalents as of December 31, 2017 and 2016 of USD 72,284k and USD 77,906k, respectively, include bank balances and cash on hand of USD 71,536k and USD 77,893k and checks of USD 748k and USD 13k.
(7.7)    Equity
(a)    Subscribed capital
The Company’s fully paid-in subscribed capital, which is denominated in Euro, as at December 31, 2017 amounted to EUR 59,635k, represented by 59,320,214 shares held in total by public shareholders, except for 314,912 shares held in treasury by Orion Engineered Carbons S.A. The subscribed capital is presented in US-Dollar and amounted to USD 83,770k for each period and is based on historical EUR/USD conversion rates.
Since July 28, 2014, the Company’s authorized unissued share capital is Euro 29,818k consisting of 29,817,500 common shares with no par value. During a period of five years the Board of Directors is authorized to issue common shares, to grant options to subscribe for common shares (see also (6.8) Share-based payments) and to issue any other instruments convertible into common shares within the limit of authorized capital.

(b)    Treasury Shares
On January 15, 2016, the Company adopted a share repurchase plan. The board of directors of the Company authorized the repurchase of up to US-Dollar 20 million worth of shares of Orion's issued and outstanding common shares.
The following table sets forth the numbers and average prices of the shares repurchased during the year ended December 31, 2016:

Period	Total Number of Shares Purchased	Average Price Paid per Share in US-Dollar	Maximum approximate Dollar Value of shares that may yet be purchased under the Program as of December 31, 2016
January 1, 2016 - January 31, 2016	104,438	$11.1647	$18,833,978
February 1, 2016 - February 29, 2016	199,874	$12.3170	$16,372,123
March 1, 2016 - March 31, 2016	10,600	$12.9293	$16,235,072
April 1, 2016 - December, 2016	0	$0.0000	$16,235,072
Total	314,912	$11.9555	$16,235,072
The US-Dollar-equivalent of shares repurchased during the year 2016 is USD 3,415k.
(c)    Reserves
The capital reserves include the effects from the contribution in kind of EUR 196,357k (USD 264,532) in conjunction with the IPO. Furthermore, the equity-settled share-based payments at a total accumulated amount of USD 13,793k, USD 4,958k and USD 1,000k are recognised in the capital reserve as of December 31, 2017, 2016 and 2015. Refer to note (6.8) Share based payments for further details of the plan.
In the year ended December 31, 2015, the Group paid interim cash dividends of USD 0.74 per common share, equivalent to a total distribution of USD 44,291k in quarterly installments of USD 10,830k, USD 11,279k, USD11,312k, and USD 10,870k respectively , subsequently ratified in the annual general meeting in 2016.
In the year ended December 31, 2016, the Group paid interim cash dividends of USD 0.74 per common share, equivalent to a total distribution of USD 44,131k in quarterly installments of USD 11,273k USD 11,174k, USD11,238k, and USD 10,446k respectively, subsequently ratified in the annual general meeting in 2017.
In the year ended December 31, 2017, the Group paid interim cash dividends of USD 0.77 per common share, equivalent to a total distribution of USD 45,705k in quarterly installments of USD 10,786k USD 11,169k, USD11,905k, and USD 11,845k respectively.
The accumulated other reserves include gains and losses that are recognized directly in equity rather than in profit or loss. The reserve for hedges of a net investment in foreign operation includes net gains and losses from the change in the fair value of the effective portion of the hedge in investment in foreign operation. The foreign currency translation reserve includes accumulated translation differences from consolidation of financial statements of our subsidiaries that have a foreign functional currency.

(7.8)    Pension provisions and post-retirement benefits
Provisions for pensions are established to cover benefit plans for retirement, disability and surviving dependents’ pensions. The benefit obligations vary depending on the legal, tax and economic circumstances in the various countries in which the Group companies operate. Generally, the level of benefit depends on the length of service and the remuneration.
In 2017, Germany accounted for approximately 89% (89% in 2016) of provisions for defined benefit pension obligations. There are also defined contribution pension plans in Germany and the United States for which our Group companies make regular contributions to off-balance sheet pension funds managed by third party insurance companies.
In South Korea, the company’s pension plan provides, at the option of employees for either defined benefit or defined contribution benefits. Plan assets relating to this plan reduce pension provision disclosed.

In 2017 and 2016, pension provisions developed as follows:

	In USD k
	2017	2016
At the beginning of the period	57,697	48,985
Actuarial gain through other comprehensive income	3,581	10,489
Less currency translation effect on actuarial reserve	(4,251)	1,215
Net pension expense	2,460	256
Net (contribution)/return into/from plan assets	509	(974)
Net benefits paid	(2,414)	(915)
Exchange difference	7,808	(1,359)
Pension provisions at the end of the period	65,390	57,697
The weighted averages in the table below were used in the actuarial valuation of the assumptions underlying the obligations:

Assumptions	As at Dec 31,
	2017	2016
Discount rate	1.90%	1.90%
Mortality	Heubeck Richttafeln 2005G	Heubeck Richttafeln 2005G
Future pension increase	1.5%	1.5%
A quantitative sensitivity analysis for the significant assumptions as at December 31, 2017 is shown below:

	In USD k
	As at Dec 31,
	2017
	Discount Rate		Pension Trend		Mortality
Sensitivity level	1.40%	2.40%	1.00%	2.00%	+ 2 Years
Impact on defined benefit obligation	(6,614)	5,698	8,610	(9,512)	(4,130)

A quantitative sensitivity analysis for the significant assumptions as at December 31, 2016 is shown below:

	In USD k
	As at Dec 31,
	2016
	Discount Rate		Pension Trend		Mortality
Sensitivity level	1.40%	2.40%	1.00%	2.00%	+ 2 Years
Impact on defined benefit obligation	(6,017)	5,161	7,330	(8,132)	(3,621)

The present value of the defined benefit obligation developed as follows:

	In USD k
	2017	2016
Present value of defined benefit obligation at the beginning of the period	64,700	54,909
Actuarial (gain)/ loss	(747)	11,671
Current service cost	772	788
Interest cost	1,723	1,706
Benefits paid	(2,414)	(915)
Other adjustments	145	(2,087)
Currency translation	8,685	(1,372)
Present value of defined benefit obligation at the end of the period	72,864	64,700
Based on the weighted Macaulay method the defined benefit obligation has maturity respectively duration of 21.2 (prior year: 21.9 years).
The fair value of plan assets developed as follows:

	In USD k
	2017	2016
Fair value of plan assets at the beginning of the period	7,003	5,924
Expected return on plan assets	180	151
Employer contributions	1,003	1,114
Employee contributions	—	55
Actuarial gain/(loss)	(77)	(33)
Benefits paid	(1,512)	(195)
Currency translation	877	(13)
Fair value of plan assets	7,474	7,003
The plan assets are held by Orion Engineered Carbons Co. Ltd. Korea, Bupyeong-gu, South Korea, and relate to qualifying insurance policies. These insurance policies do not have a quoted market price. The actual return on plan assets amounted to USD 103k and USD 118k for the years ended December 31, 2017 and 2016, respectively.

Financing as at December 31, 2017 and 2016 was as follows:

	In USD k
	As at Dec 31,
	2017	2016
Defined benefit obligation	72,864	64,700
Fair value of plan assets	(7,474)	(7,003)
Pension provision	65,390	57,697

The total pension expense for continuing operations breaks down as follows:

	In USD k
	2017	2016	2015
Current service cost	772	788	848
Interest expense	1,723	1,706	1,653
Return on plan assets	(180)	(151)	(178)
Past service cost/(income) and other adjustments	145	(2,087)	(1,388)
Net pension expense/(income)	2,460	256	935
Effective at the end of 2013, all defined benefit plans in Germany were modified to close access to new participants and freeze benefits accrued under these plans at December 31, 2013 levels. Interest expense on the frozen obligation relating to these plans will continue to accrue. Due to minor contractual amendments (either individually or collectively) OEC benefited in terms of past service costs. In addition one program during the year ended December 31, 2016 ceased due to the closure of our Ambès (France) plant.
The interest cost and return on plan assets is shown in the finance result, see note (6.5) Finance income and costs. The other amounts are recorded as personnel expenses (pension expenses) in the functional areas. The expected pension contributions for 2018 amount to USD 1,999k. The weighted average term of the pension obligation is 21.2 years (prior year: 21.9 years).
The Group paid USD 12,803k, USD 12,754k and USD 12,344k for the years ended December 31, 2017, 2016 and 2015 for state defined contribution pension schemes (statutory pension insurance) in Germany and other countries. This amount is also recognized as personnel expenses (social security costs).

(7.9)    Other provisions

	In USD k
	As at Dec 31,
	2017				2016
	Total	Thereof current		Thereof non-current	Total	Thereof current	Thereof non-current
Personnel provisions	38,143	28,549		9,594	36,044	25,960	10,084
Provisions for sales and procurement	3,384	3,384		—	2,898	2,898	—
Provisions for environmental protection measures	1,967	517		1,450	1,777	534	1,243
Provisions for restoration	2,300	—	—	2,300	3,163	—	3,163
Restructuring provision related to Rubber footprint	8,717	8,717		—	16,675	16,675	—
Other provisions	18,304	18,304		—	17,238	17,238	—
Total	72,815	59,471		13,344	77,795	63,305	14,490
Personnel provisions are recognized for a number of different contingencies. These include management bonuses and variable compensation, statutory phased retirement arrangements and other company early retirement agreements, accrued vacation and other outstanding overtime obligations. The majority of the provisions will be utilized within five years.
Provisions for sales and procurement mainly relate to guarantee obligations, outstanding sales commissions, price reductions such as discounts and bonuses, purchased goods and services not yet invoiced. All the provisions will be utilized within the subsequent year.
Provisions for restoration and environmental protection measures are mandatory due to agreements, laws and requirements imposed by authorities. They include soil treatment, water protection, landfill restoration and soil decontamination obligations. The majority of these provisions will be utilized on a long-term basis after more than five years.
Provisions related to Rubber footprint restructuring include severances, demolition, site remediation and securing expenses, as further described in notes (6.4) Restructuring expenses .
The provision for other obligations relates to product liability and patent, tax, anti-trust, legal and advisory services and similar accrued obligations.
The Company does not anticipate any reimbursements related to the provisions recorded.

Other provisions as at December 31, 2017 and 2016 developed as follows:

	In USD k
	Personnel provisions	Provisions for sales and procure-ment	Provisions for environ- mental protection measures	Provisions for restoration	Restructuring provision related to Rubber footprint	Other provisions	Total
As at Dec 31, 2016	36,044	2,898	1,777	3,163	16,675	17,238	77,795
Currency translation	3,583	261	248	(84)	1,594	1,460	7,062
Additions	24,006	3,162	138	—	2,368	8,603	38,277
Utilization	(25,311)	(2,934)	(288)	(825)	(11,919)	(7,792)	(49,069)
Reversals	(280)	(5)	(1)	—	—	(1,204)	(1,490)
Unwinding of the discount/change in interest rate	102	—	94	45	—	—	241
As at Dec 31, 2017	38,143	3,384	1,967	2,300	8,717	18,304	72,815

	In USD k
	Personnel provisions	Provisions for sales and procure-ment	Provisions for environ-mental protection measures	Provisions for restoration	Restructuring provision related to Rubber footprint	Other provisions	Total
As at Dec 31, 2015	38,734	2,907	1,841	3,343	—	11,435	58,260
Currency translation	(887)	8	(62)	8	(1,063)	305	(1,691)
Additions	24,014	3,103	108	176	17,894	13,810	59,105
Utilization	(25,823)	(3,056)	(111)	(364)	(156)	(7,735)	(37,245)
Reversals	(147)	(63)	—	—	—	(577)	(787)
Unwinding of the discount/change in interest rate	153	—	—	—	—	—	153
As at Dec 31, 2016	36,044	2,898	1,777	3,163	16,675	17,238	77,795

(7.10)    Trade payables, other financial liabilities

	In USD k
	As at Dec 31,
	2017			2016
	Total	Thereof current	Thereof non-current	Total	Thereof current	Thereof non-current
Term Loan	669,891	6,004	663,887	651,496	4,771	646,725
Local bank loans	12,512	18	12,494	—	—	—
Liabilities from derivatives	5,193	929	4,264	910	910	—
Other financial liabilities	116	62	54	212	79	133
Total financial liabilities	687,712	7,013	680,699	652,618	5,760	646,858

Trade payables	169,624	169,624	—	129,563	129,563	—

Total	857,336	176,637	680,699	782,181	135,323	646,858
(a)    Term Loans
On July 25, 2014, Orion entered into a refinancing of its indebtedness. Orion entered into its current USD-equivalent 895m credit facility term loan (term loan liability denominated in USD: 358m, term loan liability denominated in EUR: 399m)

with an original maturity date of July 25, 2021 (the “Term Loans”). Interest is calculated based on 3-M-EURIBOR (for EUR denominated loan), or 3-M-USD-LIBOR (for USD denominated loan) plus a 3.75%-4.00% margin (depending on leverage ratio). For both EURIBOR and USD-LIBOR a floor of 1.0% applied. At least 1% of the principal amount is required to be repaid per annum; Orion may make additional voluntary repayments. On December 30, 2015, a voluntary repayment of EUR 25.0 million and USD 27.0 million was made. Further debt repayments of EUR 20.0 million and USD 22.0 million were made on January 29, 2016 and July 15, 2016 as well as EUR 11.0 million and USD 9.0 million were made on January 23, 2017.
On September 30, 2016 the Company signed an amendment to the credit agreement, dated as of July 25, to reprice its EUR- and USD- denominated outstanding term loans. The repricing resulted in a 100 basis point reduction to interest, from the previous annual interest rate of 4.75% (3.75% margin plus floor of 1.00%) to an annual interest rate of 3.75% (3.00% margin plus floor of 0.75%), and it reduced Orion’s annual cost of debt by approximately USD 6.9 million. Other provisions of this credit agreement remained unchanged.
On May 5, 2017, the Company signed another amendment to the credit agreement, dated as of July 25, 2014 to reprice its EUR- and USD- denominated outstanding term loans. The repricing resulted in a 100 basis point reduction to interest for the EUR denominated loan, from the previous annual interest rate of currently 3.75% (3.00% margin plus 3-M-EURIBOR (minimum floor of 0.75%) to an annual interest rate of currently 2.75% (2.75% margin plus 3-M-EURIBOR (minimum floor of 0.00%)), and in a 50 basis points reduction to interest for the USD denominated loan, from the previous annual interest rate of 3.00% margin plus 3-M-USD-LIBOR (minimum floor of 0.75%)) to an annual interest rate of 2.50% margin plus 3-M-USD-LIBOR (minimum floor of 0.00%). It reduced Orion’s annual cost of debt by approximately USD 5.3 million. Other provisions of this credit agreement remained unchanged.
On November 7, 2017, the company signed an additional amendment to the credit agreement, dated as of July 25, 2014 to reprice its EUR denominated outstanding term loan, and to extend the term of the Term Loans. The repricing resulted in a 25 basis points reduction to interest for the EUR denominated loan, from the previous annual interest rate of currently 2.75% margin plus 3-M-EURIBOR (minimum floor of 0.00%) to an annual interest rate of currently 2.50% margin plus 3-M-EURIBOR (minimum floor of 0.00%). It reduced Orion’s annual cost of debt by approximately USD 1.0 million. The term extension resulted in a new maturity date of July 25, 2024 (previously July 25, 2021). Other provisions of this credit agreement remained unchanged.
Transaction costs incurred directly in connection with the incurrence of the Euro and U.S. Dollar denominated term loans, thereby reducing their carrying amount, are amortized as finance costs over the term of the loans. The transaction costs incurred upon issuance of the Term Loans in 2014 amount to USD 23,404k equivalent. In connection with the repricing described above further transaction costs of USD 3,455k equivalent in 2017 and USD 2,096k equivalent in 2016 were incurred and capitalized. In 2017, an amount of USD 3,931k equivalent related to capitalized transaction costs was amortized and recognized as finance costs in this regard (prior year: USD 3,566k equivalent). In addition an amount of USD 414k was amortized as finance costs due to the voluntary redemption in the first quarter of 2017 (prior year: USD 795k).
The carrying value as at December 31, 2017 includes the nominal amount of the Term Loans plus accrued unpaid interest less deferred transaction costs of USD 14,343k (December 31, 2016: USD 13,200k).

(b)    Revolving credit facility
To generally safeguard the Company’s liquidity, the Company has entered into revolving credit facilities (“RCF”).
As part of the refinancing, on July 25, 2014 the then-existing revolving facility was replaced by a EUR 115m multicurrency revolving credit facility with an original maturity date July 25, 2019. Interest is calculated based on EURIBOR (for EUR drawings), and USD-LIBOR (for USD drawings) plus 2.5%-3.0% margin (depending on leverage ratio). The RCF has not been drawn. Transaction costs in the amount of USD 3,341k originally incurred in connection with the RCF are also recorded as deferred expenses and are amortized as finance costs on a straight-line basis over the term of the facility (until July 25, 2019).
The amendment to the Credit Agreement entered into on May 5, 2017 (i) reduces the commitment fee paid on the unused commitments from 40% of the Applicable Rate (as defined in the Credit Agreement) to 35% of the Applicable Rate, (ii) extends the maturity date for the revolving credit facility to April 25, 2021 and (iii) increases the aggregate amount of revolving credit commitments to €175 million. All other terms of the Credit Agreement remained unchanged.
Additional Transaction costs in conjunction with the RCF in the amount of USD 2,313k incurred in connection with the Amendment to the Credit Agreement are also recorded as deferred expenses and are amortized as finance costs on a straight-line basis over the term of the facility (until April 25, 2021).
During 2017, transaction costs of USD 705k were amortized (prior year: USD 609k). Unamortized transaction costs that were incurred in conjunction with the RCF in July 2014 and the Amendment on May 30, 2017, amount to USD 3,298k as at December 31, 2017 and USD 1,499k as at December 31, 2016.
(c)    Liabilities from derivatives/hedges
On November 14, 2017 the Group acquired floored forward interest rate swaps to hedge interest rate risk on current term loan financing.
(d)    Local bank loans
On August 10, 2017, OEC Co. Ltd. in Korea has closed a term loan facility with Hana Bank with an amount of KRW 24 billion and a term of three years to finance the consolidation of our two plants in Korea. The loan is collateralized by real estate and machinery of our plant in Bupyong. As of December 31, 2017 the loan is drawn with an amount of USD 12,512k.

(7.11)    Deferred and current taxes

Deferred tax assets	In USD k
	As at Dec 31,
	2017	2016
Assets
Intangible assets	1,204	1,120
Property, plant and equipment	2,312	2,771
Financial assets	7,308	19,787
Inventories	2,121	2,710
Receivables, other assets	2,782	2,092
Liabilities
Provisions	19,843	19,526
Liabilities	26,579	41,320
Other
Loss carryforwards	18,957	21,707
Total deferred tax assets	81,106	111,033
Netting with deferred tax liabilities	(37,560)	(46,781)
Deferred tax assets (net)	43,546	64,252

Deferred tax liability	In USD k
	As at Dec 31,
	2017	2016
Assets
Intangible assets	820	1,263
Property, plant and equipment	32,784	48,120
Financial assets	6,629	21,397
Receivables, other assets	13,578	15,665
Liabilities
Provisions	6,808	5,406
Liabilities	2,062	1,898
Total deferred tax liabilities	62,681	93,749
Netting with deferred tax assets	(37,560)	(46,781)
Deferred tax liabilities (net)	25,121	46,968
Net deferred tax	(18,425)	(17,284)
Management assesses the recoverability of deferred tax assets. The assessment depends on future taxable profits being generated during the periods in which tax measurement differences reverse and tax loss carryforwards can be claimed. Orion expects that sufficient taxable income will be available to recover deferred tax assets due to the tax group in place.
As of December 31, 2017 and 2016, certain loss carryforwards were subject to restrictions with respect to the offsetting of losses. No deferred tax assets were recorded on these loss carryforwards if it is not likely that they will be used by future taxable income.

The following tax loss and interest carryforwards were recognized as at December 31, 2017 and 2016 (gross amounts):

	In USD k
	As at Dec 31,
	2017	2016
Corporate income tax loss carryforwards	114,551	91,058
Trade tax loss carryforwards	—	42,554
Total	114,551	133,612
No deferred tax assets were recognized for the following items (gross amounts):

	In USD k
	As at Dec 31,
	2017	2016
Deductible temporary differences	34,019	31,744
Corporate income tax loss carryforwards	125,198	162,341
Trade tax loss carryforwards	256	2,481
Interest carryforwards for tax purposes	24,628	18,732
Total	184,101	215,298
The tax loss carryforwards for which no deferred tax assets were recorded and which do not expire amount to USD 110,601k (prior year: USD 157,931k). USD 4,215k (prior year: USD 6,196k) expires within 1 to 5 years.
USD 10,638k (prior year: USD 694k) expires later than 5 years.
No deferred taxes were recognized on a taxable temporary difference of USD 17,837k (prior year: USD 22,413k) in connection with subsidiaries (IAS 12.39).
Deferred tax liabilities in the USA were reduced by USD 8,820k, deferred tax assets were reduced by USD 429k and taxes within other comprehensive income were reduced by USD 504k mainly reflecting the changes following the U.S. tax reform and the future corporate tax rate of 21%.

(8)	Notes to the statement of cash flows
Significant non-cash expenses for the year ended December 31, 2017 mainly consist of unrealized foreign currency gains on our USD Term Loan amounting to USD 14,346k (net of offsetting effects due to the hedge of an net investment in a foreign operation) due to the U.S. Dollar depreciating against the EUR from 0.9487 EUR/USD as at December 31, 2016 to 0.8338 EUR/USD as at December 31, 2017 and amortization of capitalized transaction costs of USD 5,050k. Additions to property, plant and equipment unpaid as at December 31 are reflected in trade payables.
For the year ended December 31, 2016 the unrealized foreign exchange rate losses on the Term Loan amounted to USD 3,475k (net of offsetting effects due to the hedge of an net investment in a foreign operation) due to a increase of EUR foreign exchange rate from 0.9185 EUR/USD as at December 31, 2015 to 0.9487 as at December 31, 2016. Additionally, amortized capitalized transaction expenses for term loans amounted to USD 4,175k. Additions to property, plant and equipment unpaid as at December 31 are reflected in trade payables.
For the year ended December 31, 2015 the unrealized foreign exchange rate loss on the Term Loan amounted to USD 18,835k (net of offsetting effects due to the hedge of an net investment in a foreign operation) due to a increase of USD foreign exchange rate from 0.8237 EUR/USD as at December 31, 2014 to 0.9185 as at December 31, 2015. Additionally, amortized capitalized transaction expenses for term loans amounted to USD 5,298k. Additions to property, plant and equipment unpaid as at December 31 are reflected in trade payables.